EXHIBIT 21

EMBREX, INC.

SUBSIDIARIES

Name	Jurisdiction of Organization
Embrex Europe Limited	United Kingdom
Embrex Sales, Inc.	North Carolina
Embrex BioTech Trade (Shanghai) Co., Ltd.	People’s Republic of China
Inovoject® do Brasil Ltda.	Brazil
Embrex France s.a.s.	France
Embrex Iberica	Spain
Embrex Poultry Health, LLC	North Carolina